                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                        JOHN ALDEN FINANCIAL CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    477838106
                       ---------------------------------
                                 (CUSIP Number)

                              SUSAN J. WILSON, ESQ.
                                ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7974
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  MARCH 9, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].




NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 88 Pages

                                  SCHEDULE 13D

---------------------------------------------                            ------------------------------------------
CUSIP NO.   477838106                                                                   PAGE 2 OF 88 PAGES
---------------------------------------------                            ------------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
      1  NAME OF REPORTING PERSON
                  Fortis, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (A)   [  ]
                                                                                                        (B)   [  ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
      3  SEC USE ONLY


-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
      4  SOURCE OF FUNDS
                     WC

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [  ]

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
      6  CITIZENSHIP OR PLACE OF ORGANIZATION
                      NEVADA

-------- -----------------------------------------------------------------------------------------------------------
----------------------- ------- ------------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
                                       *
      NUMBER OF
       SHARES           ------- ------------------------------------------------------------------------------------
     BENEFICIALLY       ------- ------------------------------------------------------------------------------------
      OWNED BY          8       SHARED VOTING POWER
        EACH
      REPORTING
       PERSON           ------- ------------------------------------------------------------------------------------
        WITH            ------- ------------------------------------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                       *

                        ------- ------------------------------------------------------------------------------------
                        ------- ------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER


----------------------- ------- ------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               *

-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [  ]


-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 16.6%**
-------- -----------------------------------------------------------------------------------------------------------
-------- -----------------------------------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*
                 HC

-------- -----------------------------------------------------------------------------------------------------------



                               Page 2 of 88 Pages

* The shares indicated are purchasable by Fortis, Inc. ("Fortis") upon exercise of an option issued to Fortis on March 9, 1998, and described in Item 4 of this report. Prior to the exercise of the option, Fortis is not entitled to any rights as a shareholder of John Alden Financial Corporation (the "Company") as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Fortis expressly disclaims beneficial ownership of any of the shares of common stock of the Company that are purchasable by Fortis upon exercise of the option.

** The percentage indicated represents the percentage of the total outstanding shares of common stock of the Company as of March 9, 1998, taking into consideration the 4,880,108 shares of the Company's common stock that would be issued pursuant to the option. For the reasons discussed in the footnote above, Fortis expressly disclaims beneficial ownership of any of the shares of common stock of the Company that are purchasable by Fortis upon exercise of the option.

                               Page 3 of 88 Pages

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of John Alden Financial Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 7300 Corporate Center Drive, Miami, Florida 33126-1223.

ITEM 2.  IDENTITY AND BACKGROUND

     The person filing this statement is Fortis, Inc. a Nevada corporation ("Fortis"). Fortis is a holding company for corporations in the United States engaged in the financial services industry, including insurance and mutual funds. Fortis's executive offices are located at One Chase Manhattan Plaza, New York, New York 10005.

     Fortis is a wholly owned subsidiary of AMEV/VSB 1990 N.V., a Dutch corporation ("AMEV/VSB"), which is controlled by two shareholders, AG 1990 (Nederland) B.V., a Dutch corporation ("AG 1990"), and Fortis AMEV N.V., a Dutch corporation ("Fortis AMEV"), each of which owns 50% of AMEV/VSB. AG 1990 is wholly owned by Fortis AG S.A., a Belgian corporation ("Fortis AG"). Fortis AG and Fortis AMEV are together the two persons ultimately in control of Fortis.

     During the past five years, to the best of Fortis's knowledge, none of its executive officers or directors, and none of the executive officers or directors of Fortis AG or Fortis AMEV, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     The name, business address, present principal occupation and citizenship of each executive officer and each director of Fortis, Fortis AG and Fortis AMEV are set forth in EXHIBITS A, B AND C hereto, respectively, which are incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     It is presently anticipated that shares of the Company's Common Stock as described in Item 4 would be purchased with working capital funds of Fortis.

ITEM 4.  PURPOSE OF TRANSACTION

     Pursuant to an Agreement and Plan of Merger, dated as of March 9, 1998 (the "Merger Agreement"), by and among the Company, Fortis and JAFCO Acquisition Corp. ("the Merger Sub"), and in consideration thereof, the Company issued an option to Fortis on March 9, 1998 (the "Option") to purchase, under certain conditions, up to 4,880,108 shares of Common Stock at a purchase price of $22.50 per share, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price Per Share"). The Option was issued to Fortis pursuant to a Stock Option Agreement dated as of March 9, 1998 (the "Option Agreement"), between the Company and Fortis.

     The Merger Agreement provides, among other things, for the merger of Merger Sub, which is a newly formed, wholly owned subsidiary of Fortis, with and into the Company (the "Merger"). The Company will be the surviving corporation in the Merger and will become a wholly owned subsidiary of Fortis. Upon consummation of the Merger, which is subject to the approval of the Company's shareholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share of Common Stock (excluding shares held by the Company or Fortis, and excluding shares held by shareholders who perfect their appraisal rights under applicable Delaware law) issued and outstanding shall be converted into and exchanged for $22.50 per share.

     The Option Agreement provides that if (i) Fortis is not in material breach of the Option Agreement or the Merger Agreement, and (ii) no injunction or other order enjoining the Merger is in effect, Fortis may exercise the Option in whole or in part, at any time and from time to time, following the happening of certain events (each a "Purchase Event"), including, among others:


                               Page 4 of 88 Pages

      (A) The Company taking certain actions (each an "acquisition transaction"), including, among others, authorizing, recommending or proposing or entering into an agreement with any third party to effect (i) a merger, consolidation or similar transaction involving the Company or its subsidiaries,
                  (ii) the sale, lease, exchange or other disposition of 15% or more of the consolidated assets of the Company and its subsidiaries, (iii) the issuance, sale or other disposition of 15% or more of the voting securities of the Company or any of its subsidiaries, or (iv) a tender offer or exchange offer; or

      (B) Any third party acquiring, or obtaining the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock;

provided, the Option will terminate upon the earliest of: (i) the Effective Time; (ii) termination of the Merger Agreement (other than as a result of a willful breach of any representation, warranty or covenant by the Company (each a "Default Termination")) prior to the occurrence of an acquisition transaction;
(iii) eighteen months after the termination of the Merger Agreement by Fortis pursuant to a Default Termination; or (iv) eighteen months after termination of the Merger Agreement (other than pursuant to a Default Termination) following the occurrence of an acquisition transaction.

     At the request of Fortis at any time, beginning on the first occurrence of an acquisition transaction, the Company will repurchase from Fortis (i) the Option, and (ii) all shares of Common Stock purchased by Fortis pursuant to the Option Agreement, at a specified price.

     Upon the occurrence of certain events set forth in the Option Agreement, the Option must be converted into, or exchanged for, an Option, at the election of Fortis, of another corporation or the Company (the "Substitute Option"). The terms of any such Substitute Option are set forth in the Option Agreement.

     A copy of the Merger Agreement is incorporated by reference herein as EXHIBIT D, a copy of the Option Agreement is incorporated by reference herein as EXHIBIT E, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The 4,880,108 shares of Common Stock that are purchasable by Fortis upon exercise of the Option are equal to approximately 19.9% of the Common Stock, based on the number of shares of Common Stock issued and outstanding on March 9, 1998 before taking into consideration the 4,880,108 shares of Common Stock that would be issued pursuant to the Option.

     The Option contains anti-dilution provisions which provide that the number of shares of Common Stock and the Purchase Price Per Share will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in Common Stock or the subdivision or reclassification of Common Stock, as set forth in the Option Agreement. If any additional shares of Common Stock are issued after the date of the Option Agreement other than those described in the preceding sentence, the number of shares subject to the Option shall be adjusted so that such number of shares following such issuance shall continue to equal 19.9% of the number of shares of Common Stock then issued and outstanding.

     Fortis expressly disclaims any beneficial ownership of the shares of Common Stock that are purchasable by Fortis upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

     Other than as set forth in this Item 5, to the best of Fortis's knowledge
(i) neither Fortis, Fortis AMEV, Fortis AG, or any of the directors or executive officers of Fortis, Fortis AMEV, or Fortis AG beneficially owns any shares of Common Stock, and (ii) there have been no transactions in the shares of Common Stock effected during the past sixty days by Fortis, nor to the best of Fortis's knowledge, by any of Fortis AMEV, Fortis AG or any of their directors or executive officers.


                               Page 5 of 88 Pages

     No other person is known by Fortis to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock obtainable by Fortis upon exercise of the Option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the Merger Agreement and the Option Agreement, copies of which are incorporated by reference herein, to the best of Fortis's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed as part of this Schedule 13D:

         Exhibit A         Name, business address, present principal
                           occupation and citizenship of each executive officer
                           and director of Fortis, Inc.

         Exhibit B         Name, business address, present principal
                           occupation and citizenship of each executive officer
                           and director of Fortis AG S.A.

         Exhibit C         Name, business address, present principal
                           occupation and citizenship of each executive officer
                           and director of Fortis AMEV N.V.

         Exhibit D         Agreement and Plan of Merger dated as of March 9,
                           1998 by and among John Alden Financial Corporation;
                           Fortis, Inc. and JAFCO Acquisition Corp.

         Exhibit E         Stock Option Agreement dated as of March 9, 1998 by
                           and between John Alden Financial Corporation and
                           Fortis, Inc.


                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  March 19, 1998


                                        FORTIS, INC.

                                         /s/ Katherine Katsidhe
                                        --------------------------------------
                                        Name:  Katherine Katsidhe
                                        Title: Vice President





                               Page 6 of 88 Pages


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                                  EXHIBIT INDEX


                                                                                                          Sequential
Exhibit                                                                                                   Page No.
--------                                                                                                  ----------

A                 Name, business address, present principal occupation and citizenship of each
                  executive officer and director of Fortis, Inc.                                               8

B                 Name, business address, present principal occupation and citizenship of each
                  executive officer and director of Fortis AG S.A.                                            10

C                 Name, business address, present principal occupation and citizenship of each
                  executive officer and director of Fortis AMEV N.V.                                          13

D                 Agreement and Plan of Merger dated as of March 9, 1998 by and between John
                  Alden Financial Corporation, Fortis, Inc. and JAFCO Acquisition Corp.                       16

E                 Stock Option Agreement dated as of March 9, 1998 by and between John Alden
                  Financial Corporation and Fortis, Inc.                                                      73



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